8i Enterprises Acquisition Corp.

(NASDAQ: JFK)

First Digital Asset Exchange to List on NASDAQ – Initiating Coverage

BUY

Current Price: US$10.35

Fair Value: US$16.13

Risk*: 4

Sector/Industry: Cryptocurrency

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Highlights

- 8i Enterprises Acquisition Corp. (JFK, the "company") went public in early 2019 on the NASDAQ Capital Market ("NASDAQ") through a $50 million initial public offering ("IPO"). JFK is a special purpose acquisition company ("SPAC"), alternatively known as a blank check company.
- **In July 2019, JFK announced a merger with Diginex Ltd. ("Diginex"), which is expected to close this month.** Diginex is a Hong Kong based digital asset financial services and advisory company operating out of offices internationally.
- Diginex has assembled a **strong management team and board**. Chairman, Chi-Won Yoon, serves on the board of Hyundai Motor Company (KOSE:005380) and has previously served on the executive board of UBS (SWX: UBSG).
- Diginex is centered around EQUOS.io – a crypto exchange that was launched in Q2-2020. EQUOS.io is positioned to be a fully regulated and highly secure exchange, with a focus on institutional investors. **EQUOS.io is currently operating as a spot crypto exchange**. Management has stated that in the near future, EQUOS.io will add derivatives to its offering.
- The are currently 6,460 cryptocurrencies with a market capitalization totalling $365 billion (Source: CoinMarketCap). For comparison, there are approximately $1.95 trillion worth of U.S. federal reserve notes in circulation today. This illustrates the potential for cryptocurrency exchanges to capitalize on the growth of cryptocurrencies, as digital assets become an alternative to cash over time.
- We estimate that **the top five spot cryptocurrency exchanges account for approximately 19% of the trading volume**, leading us to believe that the landscape is highly fragmented. As a result, there is an opportunity for EQUOS.io to gain marketplace acceptance.
- **JFK is having a special shareholder meeting on September 15, 2020, to approve the transaction.** Although we expect the transaction to go through, there is a risk of it being rejected.

Risks

- There is no guarantee that the acquisition of Diginex will close by the stated timeline.
- EQUOS.io operates in a highly competitive landscape against well-established players.
- Cybersecurity risks and risk of technological failures.
- EQUOS.io has been granted an exemption from holding a license under the Payment Services Act in Singapore, allowing it to continue operations until a decision is made on their license application. There is no guarantee that EQUOS.io will be granted a license to continue operations in Singapore. Diginex will then have to target other jurisdictions. For example, Binance (the largest cryptocurrency exchange) operates out of Malta.

Sid Rajeev, B.Tech, CFA, MBA
Head of Research

Iftekhar Mahmud, MBA, MSc
Equity Analyst

JFK Price and Volume


$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0

	YTD	12M
JFK	N/A	N/A
NASDAQ	16%	28%

Company Data

52-Week Range	N/A
Shares O/S	7,427,500
Market Cap.	US$76.87M
Current Yield	N/A
P/E (forward)	N/A
P/B	15x

	2021E	2022E	2023E	2024E	2025E
Diginex Revenue from spot trading fee (0.05% of trade)	$7,032,000	$59,068,800	$131,639,040	$230,874,624	$364,538,880
Other Fees(20% of trading fee revenue)	$1,406,400	$11,813,760	$26,327,808	$46,174,925	$72,907,776
Total Revenue	**$8,438,400**	**$70,882,560**	**$157,966,848**	**$277,049,549**	**$437,446,656**
Operating Profit (50% margin)	$4,219,200	$35,441,280	$78,983,424	$138,524,774	$218,723,328
Net Income	**$3,164,400**	**$26,580,960**	**$59,237,568**	**$103,893,581**	**$164,042,496**

***See last page for important disclosures, rating, and risk definitions. All figures in US$ unless otherwise specified.**

Company Overview

JFK went public in early 2019 on the NASDAQ Capital Market ("NASDAQ") through a $50 million initial public offering ("IPO"). JFK is a SPAC, alternatively known as a blank check company.

A **SPAC** has no commercial operations and is formed strictly to raise capital through an IPO for the purpose of acquiring or merging with a private company that has operations. The following outlines the lifecycle of a SPAC.

SPAC Lifecycle


IPO Phase
S-1 Filing
Roadshow
IPO
IPO
Operational Phase
Target Search
Due Diligence
Negotiation
Change in Control Event
Expiration
Control to Trustee
Combination Rejected or Withdrawn
Business Combination
Go-Forward Structure
Combined Operating Company

Source: Arthur J Gallagher & Co. (NYSE: AJG)

For private companies looking to go public, conducting a reverse merger with SPACs offers a cost-effective and efficient go-public method versus the traditional IPO route, which is time-consuming and bears costly investment banking fees. Given the number of high-profile companies going public via SPACs, such as DraftKings Inc. (NASDAQ: DKNG) and Virgin Galactic Holdings Inc. (NYSE: SPCE), there has been growing investor interest in SPACs. Most recently, in July 2020, Bill Ackman's Pershing Square Tontine Holdings (NYSE: PTSH.U), a SPAC, raised $4 billion – becoming the largest SPAC company in history.

Thus far, there have been 64 SPAC IPOs in 2020, that have raised gross proceeds of $25.51 billion. This compares to $13.60 billion for the entirety of 2019.

SPAC IPO Transactions

Year	IPO Count	Gross Proceeds (mms)	Average IPO Size (mms)
2020	64	$25,511.8	$398.6
2019	59	$13,600.3	$230.5
2018	46	$10,751.9	$233.7
2017	34	$10,048.5	$295.5
2016	13	$3,499.2	$269.2
2015	20	$3,902.9	$195.1
2014	12	$1,739.2	$144.9
2013	10	$1,447.4	$144.7
2012	9	$490.5	$54.5
2011	15	$1,081.5	$72.1
2010	7	$496.5	$70.9
2009	1	$36.0	$36.0
TOTAL	290	$72,605.71	

Source: SPAC Insider

The following outlines the deal process of all SPACs that have completed their IPO in a given year.

Year	Filed for IPO	Searching	Announced	Completed	Liquidated	TOTAL SPACs
2020	27	59	5	0	0	91
2019	---	40	11	7	1	59
2018	---	6	13	26	1	46
2017	---	3	1	27	3	34
2016	---	---	---	12	1	13
2015	---	---	---	17	3	20
2014	---	---	---	8	4	12
2013	---	---	---	8	2	10
2012	---	---	---	6	3	9
2011	---	---	---	12	3	15
2010	---	---	---	3	4	7
2009	---	---	---	1	0	1
TOTAL	27	108	30	127	25	317

Source: SPAC Insider

In July 2019, JFK announced a merger with Diginex Ltd. ("Diginex"), which is expected to close this month. The acquisition was previously targeted to close in early 2020, but was delayed due to the COVID-19 pandemic.

Transaction details are provided below.

Diginex Transaction Summary Sheet

- Closing Payment Shares: **25 million shares issued to the shareholders of Diginex at a deemed value of $10 per share**, for a pre-money valuation of $250 million.

- Earnout Payments: **12 million shares issued to the shareholders of Diginex depending on milestones**, as set forth below.

Milestone Date	Stock Price*	Shares to Issue
1-year anniversary of the closing date	=>$15.00	3,000,000
2-year anniversary of the closing date	=>$20.00	3,000,000
3-year anniversary of the closing date	=>$25.00	3,000,000
4-year anniversary of the closing date	=>$30.00	3,000,000

Source: Company Filings, FRC

- 5.6 million stock options with an exercise price undisclosed at this point, locked up for 15 months, released in 3 equal installments over six months thereafter.

Expected Pro-forma Ownership

The combined entity is expected to have a pro forma firm value of $351 million. The following shows expected ownership percentages of the combined entity:


Sponsor*
Services Providers
JFK Public Shareholders
Sellers
5.3%
5.3%
18.1%
71.4%

**Sponsor refers to 8i Holdings Ltd. and 8i Enterprises Pte Ltd., companies wholly owned by James Tan – JFK's Chairman.*
Source: Company Filings, FRC

On the next page, we begin our discussion on Diginex.

Overview of Diginex

Diginex, based in Hong Kong, was founded by Miles Pelham (currently an advisor to the company) in June 2017. **Diginex is a digital asset financial services and advisory company** with offices internationally.

Operations of Diginex are segmented into two primary divisions:

Markets Division	Asset Management Division
Business lines: 1. Exchange Business 2. Custody Business 3. Trading Business 4. Investment Products Business 5. Capital Markets Business	**Vehicles:** 1. The Bletchley Park Multi-Strategy Fund ("BPMSF") 2. The Bletchley Park Asset Management Jersey Limited ("BPAMJ")

Source: Company Filings

Diginex reported $0.49 million in revenue in the nine months ended April 2020. The following table presents Diginex management's financial projections, as per the F4 filing. As shown, management is highly optimistic on their projections. **The exchange business is expected to be the primary driver of revenue.**

($ in millions)	Fiscal Year Ended March 31,		
Markets Division	**2021E**	**2022E**	**2023E**
Exchange	**$10.0**	**$105.1**	**$281.9**
% of Total Revenue	*49%*	*76%*	*81%*
Custody	$0.7	$4.2	$9.4
% of Total Revenue	*3%*	*3%*	*3%*
Trading	$0.6	$1.3	$1.4
% of Total Revenue	*3%*	*1%*	*0%*
Investment Products	$1.4	$10.8	$21.5
% of Total Revenue	*7%*	*8%*	*6%*
Capital Markets	$5.7	$8.7	$17.4
% of Total Revenue	*28%*	*6%*	*5%*

($ in millions)	Fiscal Year Ended March 31,		
Asset Mgmt. Division	**2021E**	**2022E**	**2023E**
BPMSF and BPAMJ	$2.1	$8.7	$16.7
% of Total Revenue	*10%*	*6%*	*5%*

($ in millions)	Fiscal Year Ended March 31, 2021E	2022E	2023E
Total Revenue:	**$20.5**	**$138.8**	**$348.3**
Year-over-year Growth	-	*577%*	*151%*

Source: Company Filings, FRC

The focus of this research report will be on the Exchange business. The other business lines and vehicles are summarized below.

Business Line / Vehicle	Brief Description
Custody ("Digivault") *(3% of 2023E revenue)* *(Currently operating in the UK. Singapore targeted)*	Consists of "Kelvin" and "Helios" (collectively "Digivault"), which provides custody services for digital assets. Kelvin provides the conversion of digital assets (private keys) into physical objects (key cards), while Helios provides an online custody service.
Trading *(0.4% of 2023E revenue)*	This business line provides institutional trading services for digital assets.
Investment Products *(6% of 2023E revenue)* *(To be launched in late 2020)*	Seeks to design and distribute investment products whose performance is tied to underlying assets such as digital assets, equities, currencies, etc. Building a regulatory framework for their investment products is underway, with launch expected to be in late 2020.
Capital Markets *(5% of 2023E revenue)* *(Currently regulated out of the UK with license under way in Dubai. Distribution agreements in Japan and Singapore)*	Provides investment banking advice and services to institutional clients on using distributed ledger technology, blockchains, and related technologies, to reduce the cost of issuing and distributing securities.
BPMSF and BPAMJ *(5% of 2023E revenue)* *(Currently regulated in Hong Kong and Switzerland)*	BMPSF is a fund of hedge funds that invest in virtual currencies.

Source: Company Filings, FRC

Other Offerings

In addition to the business lines / vehicles mentioned above, Diginex entered into a license agreement in December 2018, with Fidelity National Information Services, Inc. (NYSE: FIS / a Fortune 500 company offering an array of financial products & services) to build **Diginex Access – a trading and risk management platform for digital assets.** To further improve the functionality of Diginex Access, Diginex partnered with Itiviti (a technology and service provider to financial institutions) to connect buy-side, sell-side and trading venues together and provides risk, P&L, and portfolio management capabilities for Diginex Access. This platform is in beta stage development.

Diginex Access is expected to derive a recurring fee (amount undisclosed) from clients. The following summarizes the capabilities of Diginex Access:

Diginex Access


An easier way to trade digital currencies
Diginex Access is a digital asset trading tool from Diginex that has been built on top of existing institutional platforms. A future-proof multi-asset class integrated solution for sales, trading, risk management, operations and distribution across multiple venues.
Buy and sell quickly. Allowing for best execution.
Consolidated portfolio view.
Makes managing risk simple.
Product features

Source: Company Filings

Below, we begin our discussion on Diginex's exchange business line.

The Exchange Business Line

The exchange business line is centered around **EQUOS.io**, Diginex's recently launched (Q2-2020) digital asset ("crypto") exchange. EQUOS.io was developed in-house, and according to management, has undergone extensive testing prior to launch. **With EQUOS.io, Diginex is expected to be the first company with a crypto exchange that is listed in the U.S.**

Jurisdictions of Operation and Licensing Status

EQUOS.io operates out of Singapore and has been granted an exemption from holding a license under the Payment Services Act in Singapore, allowing it to continue operations until a decision is made on their recent license application (a decision is expected to be made this year). From our research, **Singapore is one of the most progressive countries for the cryptocurrency industry** – the Monetary Authority of Singapore ("MAS") had previously stated that that they see no strong case in banning cryptocurrency trading. If their application is rejected, Diginex will have to move operations to another jurisdiction. For example, as shown below, Binance operates out of Malta.

Cryptocurreny Exchanges

	EQUOS (A Diginex Group Company)	FTX	Liquid	Kraken	coinbase	BINANCE
Launched	2020	2019	2014	2013	2012	2017
Primary Location	Singapore	Antigua and Barbuda	Japan	U.S.	U.S.	Malta
Global Financial Centre[1]	✓	X	✓	✓	✓	X
Valuation[2] (US$)	$351m	$1bn	$1bn	$4bn	$8bn	$20bn
Derivatives	✓	✓	✓	✓	X	✓

Source: Diginex

As shown above, Binance is currently valued at $20 billion. This compares to the Nasdaq exchange's (NDAQ) market capitalization of $21 billion. The following table shows key metrics of a few publicly traded exchanges in the world.

Company Name (US$ - billions)	Market Cap	Enterprise Value	Revenue	EBITDA
MarketAxess Holdings Inc. (NasdaqGS:MKTX)	17.4	17.1	0.62	0.35
Nasdaq, Inc. (NasdaqGS:NDAQ)	21.2	24.4	4.91	1.41
Intercontinental Exchange, Inc. (NYSE:ICE)	56.8	64.8	5.59	3.47
Deutsche Börse AG (XTRA:DB1)	32.9	10.9	4.24	2.14
Tradeweb Markets Inc. (NasdaqGS:TW)	10.3		0.85	
CME Group Inc. (NasdaqGS:CME)	60.3	62.9	5.11	3.39
Hong Kong Exchanges and Clearing Limited (SEHK:388)	59.3	55.9	2.13	1.50
London Stock Exchange Group plc (LSE:LSE)	40.8	42.1	3.14	1.44
Euronext N.V. (ENXTPA:ENX)	8.4	9.2	0.96	0.53
Cboe Global Markets, Inc. (BATS:CBOE)	9.8	10.4	3.06	0.88
Japan Exchange Group, Inc. (TSE:8697)	14.7	13.5	1.20	0.80
Singapore Exchange Limited (SGX:S68)	6.7	6.3	0.77	0.43

Source: S&P Capital IQ

Value Proposition

As we will discuss later in the report, there are a number of crypto exchanges available in the marketplace. The value proposition of **EQUOS.io is to be a regulatory-focused and trusted exchange, with an emphasis on institutional investors**. We believe the larger crypto exchanges in the marketplace today cater mainly to non-institutional investors.

Key Features of EQUOS.io

Comprehensive risk control and protection
EQUOS further protects client assets allowing for segregation of duties within a single master account, blockchain analytics and market surveillance tools, all with strict and continuous Anti-Money Laundering (AML) and Know-Your-Customer (KYC) assessments.

Optimized engine for fast-flowing trades
Our custom-built trading engine provides real-time order execution and high throughput trading at speeds of 100,000 orders per second.

Institutional-grade architecture
Our sandbox environments provide risk-free WebSocket and FIX 4.4 native APIs to test against and easily integrate based on each institution's needs. EQUOS houses a resilient architecture with a real-time fail over system for backups.

Secure hot and cold custody structures
We use industry best practices on security protocols to safeguard our client assets. Our industry-certified deep cold storage solution provides segregated custody of digital currencies inside bank-grade vaults worldwide and protection against DDoS attacks.

High standards for ethics and compliance
We believe in creating a regulated and secure ecosystem to protect our clients' interests. EQUOS strictly adheres to corporate governance and ethical industry standards while maintaining the benefits of trading digital assets.

Note: Digivault is available on EQUOS.io
Source: Company Filings

In a survey of almost 800 institutional investors across the United States and Europe by Fidelity Digital Assets, **80% of institutional investors find something appealing about digital assets,** whether it be its low correlation to other asset classes, or high potential upside, among others. **With that said, according to the same survey, only 36% are invested in digital assets.** There is significant potential for EQUOS.io to onboard more institutional investors into digital assets.

Trading Services Offered

EQUOS.io currently offers digital asset spot trading, with futures, options and other derivative products to soon follow, pending regulatory approval. We believe **offering derivatives would be a major catalyst for EQUOS.io,** as (1) there are a limited number of exchanges that offer derivatives trading in properly regulated markets, (2) it would attract a greater number of participants and (3) volume growth for crypto derivatives have been growing immensely, outlined later in the report.

Current Services: Spot Trading


USD
BTC, ETH, USDC
Fiat
Digital Assets
BTC, ETH, USDC
BTC, ETH, USDC
Digital Assets
Digital Assets

Source: FRC

At the moment, the United States Dollar ("USD") is the only fiat currency available on EQUOS.io. Management stated that, over time, the company plans to make other major currencies available on the platform. There are currently three available digital assets to trade: Bitcoin ("BTC"), Ethereum ("ETH"), and USD Coin ("USDC"). Although the number of cryptocurrencies on EQUOS is currently limited, BTC, ETH, and USDC represents 72% of the market capitalization of all cryptocurrencies (Source: Coin Market Cap).

Diginex has outlined plans to list other cryptocurrencies on EQUOS.io in the near future, subject to extensive due diligence. At the moment, we do not have a roadmap on what cryptocurrencies will be listed on EQUOS.io.

User Interface

The following is an image of the live trading view of EQUOS.io.

EQUOS.io Live Trading View


EQUOS
Order Form
Order Book
Trading View
Wallet Balance
Trade History
PLACE BUY ORDER
Open Order

Source: Company Filings

Our discussions with management indicated that investors of most jurisdictions globally (except the U.S.) can trade on their exchange. We opened an account on EQUOS from our location in Canada, and was able to log into the platform. The layout seemed user-friendly, and the trade relevant information was easy to find.


EQUOS
TRADING
LEADERBOARD
Order Form
Buy
Sell
Market
Limit
Stop
PLACE BUY ORDER
Order Book
Trading View
Depth
Open Order
Wallet Balance
Trade History

Source: FRC

Revenue Model / Fee Structure

The revenue model of EQUOS.io is similar to other crypto exchanges – (1) charging withdrawal and deposit fees and (2) charging trading fees. **Trading fees comprise the large majority of revenue derived from crypto exchanges.** The fee structure of EQUOS.io is summarized below.

EQUOS.io Deposit and Withdrawal Fees

Transaction Type	Minimum Transaction Amount	Fees
All Crypto Deposits	N/A	0 bps per transaction
BTC Withdrawal	0.001 BTC	0 bps per transaction
ETC Withdrawal	0.02 ETH	0 bps per transaction
USDC Withdrawal	5 USDC	0 bps per transaction
USD Deposit	0 USD	0 USD
USD Withdrawal	41 USD	40 USD

Source: EQUOS.io

EQUOS.io Spot Trading Fees (Fees for derivatives are not disclosed)

Account's 30 Day's Trading Volume	Maker Fees	Taker Fees
<$200k	0.090%	0.150%
>= $200k	0.060%	0.125%
>= $2,500k	0.054%	0.120%
>= $7.5M	0.048%	0.115%
>= $22.5M	0.042%	0.110%
>= $50M	0.036%	0.100%
>= $100M	0.030%	0.090%
>= $200M	0.020%	0.075%
>= $400M	0.018%	0.070%
>= $750M	0.012%	0.060%
>= $1B	0.000%	0.060%

Source: EQUOS.io

"Makers" and "Takers" are relative to the order book. An order book is the collection of all orders on the exchange. When a party places an order that is filled immediately, they are considered a "Taker". On the other hand, when a party places an order that is not immediately matched by an existing order, they are considered a "Maker".

The following shows the trading fees of the top three crypto exchanges: Binance, Coinbase Pro, and Kraken (according to CoinGecko). **We believe the trading fees of EQUOS.io are on the lower end compared to other major crypto exchanges.**

Binance

30d Trade Volume (BTC) &/or BNB* Balance	Maker Fees	Taker Fees
<50 BTC or >0 BNB	0.10%	0.10%
>50 BTC & >50 BNB	0.09%	0.10%
> 500 BTC & >200 BNB	0.08%	0.10%
>1,500 BTC & >500 BNB	0.07%	0.10%
>4,500 BTC & >1,000 BNB	0.07%	0.09%
>10,000 BTC & >2,000 BNB	0.06%	0.08%
>20,000 BTC & >3,500 BNB	0.05%	0.07%
>40,000 BTC & >6,000 BNB	0.04%	0.06%
>80,000 BTC & >9,000 BNB	0.03%	0.05%
>150,000 BTC & >11,000 BNB	0.02%	0.04%

BNB is a cryptocurrency created by Binance. We are unsure what the trading fee is for other types of cryptocurrencies

Source: Binance

Coinbase Pro

Account's 30 Day's Trading Volume	Maker Fees	Taker Fees
<$10k	0.50%	0.50%
$10k – 50k	0.35%	0.35%
$50k - $100k	0.15%	0.25%
$100k - $1M	0.10%	0.20%
$1M – $10M	0.08%	0.18%
$10M – $50M	0.05%	0.15%
$50M – 100M	0.00%	0.10%
$100M - $300M	0.00%	0.07%
$300M - $500M	0.00%	0.06%
$500M - $1B	0.00%	0.05%
$1B+	0.00%	0.04%

Source: Coinbase Pro

Kraken

Account's 30 Day's Trading Volume	Maker Fees	Taker Fees
<$50k	0.16%	0.26%
$50k - $100k	0.14%	0.24%
$100k - $250k	0.12%	0.22%
$250k - $500k	0.10%	0.20%
$500k - $1M	0.08%	0.18%
$1M - $2.5M	0.06%	0.16%
$2.5M - $5M	0.04%	0.14%
$5M - $10M	0.02%	0.12%
$10M+	0.00%	0.10%

Source: Kraken

The Emergence of Cryptocurrency Exchanges

The Need for Cryptocurrency Exchanges

The introduction of bitcoin, a cryptocurrency, in 2009, led to the emergence of the first cryptocurrency exchange in 2010 (bitcoinmarket.com, which is now defunct).

Since then, cryptocurrencies have gained popularity due to the ability for parties to digitally transfer value between each other without the reliance of an intermediary, among other benefits.

To date, there are 6,460 cryptocurrencies with a market capitalization totalling $365 billion (Source: CoinMarketCap). For comparison, there are $1.95 trillion worth of U.S. federal reserve notes in circulation today. **This illustrates the huge potential for cryptocurrency exchanges to capitalize on the growth of cryptocurrencies.**

Benefits of Cryptocurrencies


Little to no transaction costs
24/7 access to money
No limits on purchases and withdrawals
Freedom for anyone to use
International transactions are faster

Source: Simplilearn

Cryptocurrency Outpacing Other Major Asset Classes

According to Coin Metrics, BTC's daily spot market U.S. dollar volume sits at approximately $4.41 billion – a figure that is dwarfed by the U.S. equity, bond and global FX markets at $446 billion, $893 billion, and $1.98 trillion, respectively (Source: Coin Telegraph). BTC is among one of 6,460 crypto currencies available (Source: Coin Market Cap), with a 59% market share.


Bitcoin's Volume is Still Small Relative to Major Asset Classes
Average notional U.S. Dollar daily volume in billions
All Bitcoin Spot Markets
$4 billion
All U.S. Equity Spot Markets
$446 billion
All U.S. Bond Spot Markets
$893 billion
Global FX Spot Markets
$1,987 billion
$0
$500
$1,000
$1,500
$2,000
U.S. Dollar daily volume in billions
Sources: Coin Metrics Market Data Feed, CBOE, Sifma, and BIS

It was noted that if BTC maintains its historical growth rate, its current daily volume will need less than four years to exceed the daily volume of all U.S. equities (assuming zero growth in the equity market from now until 2024).


Bitcoin Spot Volume Will Match Major Asset Classes if Growth Continues
Bitcoin spot market U.S. dollar daily volume in billions from major exchanges, 28-day moving average
U.S. equity market volume
Daily volume peaked at $8.0 billion in late 2017
At current growth rates, Bitcoin daily volume will match major asset classes in 2024 or 2025
Current daily volume is around $4.3 billion
$1,000
$100
$10
$1
$0.1
$0.01
$0.001
$0.0001
$0.00001
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
Time

Although we feel that that the above forecast is aggressive, we do believe there is significant upside to the trading volume of cryptocurrencies over the next decade. It illustrates the attractiveness of building crypto exchanges to capitalize on the expected growth in volume of cryptocurrencies.

The Most Popular Cryptocurrency Exchanges

A cryptocurrency exchange is an online service which facilities the trading of cryptocurrencies. According to CoinMarketCap, **there are 321 spot cryptocurrency exchanges and 14 derivative cryptocurrency exchanges**.

	Top Five Spot Cryptocurrency Exchanges*	Top Five Derivative Cryptocurrency Exchanges*
1	Binance	Binance
2	Huobi Global	BitMEX
3	Coinbase Pro	Huobi Global
4	Kraken	Bybit
5	Bitthumb	ZGB

**As of August 15, 2020. Based off of traffic, liquidity, and volume*
Source: CoinMarketCap

Current Profitability of Spot Crypto Exchanges

The following illustrates the profitability of crypto exchanges, assuming a ten-basis point (0.10%) trading fee on volume. Binance, the largest crypto exchange, generates nearly $10 million in daily revenue.

Rank	Name		Volume (24h)		Revenue (24h)
1	Binance	$	9,804,112,588	$	9,804,113
2	Huobi Global	$	2,291,834,656	$	2,291,835
3	Coinbase Pro	$	843,853,855	$	843,854
4	Kraken	$	290,430,289	$	290,430
5	Bithumb	$	420,407,106	$	420,407
6	Bitfinex	$	160,316,023	$	160,316
7	ZB.COM	$	911,207,152	$	911,207
8	bitFlyer	$	68,424,909	$	68,425
9	Upbit	$	368,738,044	$	368,738
10	Bittrex	$	62,534,253	$	62,534
11	Bitstamp	$	108,847,948	$	108,848
12	Coinone	$	136,247,770	$	136,248
13	BKEX	$	1,394,342,496	$	1,394,342
14	Coinsbit	$	188,972,339	$	188,972
15	Bitbank	$	47,632,301	$	47,632
16	KuCoin	$	203,294,920	$	203,295
17	OKEx	$	1,564,444,114	$	1,564,444
18	Bibox	$	1,009,675,656	$	1,009,676
19	Luno	$	5,659,690	$	5,660
20	Folgory	$	211,744,738	$	211,745

Source: CoinMarketCap, FRC

Crypto Exchanges Susceptible to Hacks

Although the large number of cryptocurrency exchanges may indicate a highly competitive marketplace, we suspect that a large number of exchanges are potentially scams and have poor security practices. **According to Bitcoin.com, 54% of all cryptocurrency exchanges have poor security in at least one area, leaving them and their users vulnerable to attack.** In an article published on Coindesk, it was estimated that $1.5 billion in cryptocurrencies has been stolen from exchanges in 2018. The most notable cryptocurrency exchange collapse was Mt. Gox, which was hacked in 2014, and resulted in the disappearance of BTC valued at $460 million.

The following is a list of notable cryptocurrency exchange hacks from 2019 to early 2020:

Date	Brief Description
February 2020	Altasbit hacked for **$70,000**
November 2019	Upbit hacked for **$51 million**
November 2019	ViNDAX hacked for **$0.50 million**
July 2019	Bitpoint for **$32 million**
June 2019	Bitrue hacked for **$5 million**
June 2019	GateHub hacked for **$10 million**
May 2019	Binance hacked for **$40 million**
March 2019	DragonEx hacked for **$7 million**
March 2019	Bithumb hacked for **$13 million**
March 2019	CoinBene hacked for over **$100 million**
February 2019	Coinbin hacked for **$26 million**
February 2019	Coinmama suffered a data breach affecting 0.45 million users
January 2019	Cryptopia hacked for **$16 million**

Source: Selfkey, FRC, Coin Desk, Coin Telegraph, The Verge, The Block Crypto, Yahoo Finance, Lexology, The Next Web

To reiterate, EQUOS.io is positioned to be a highly secure exchange. The platform was tested for penetration by NCC Group (LSE: NCC), a cybersecurity / information assurance firm.

Currently a Fragmented Market

We estimate that the top five spot cryptocurrency exchanges account for approximately 19% of daily trading volume, leading us to believe that the landscape is highly fragmented. As a result, there is an opportunity for EQUOS.io to gain marketplace acceptance.

	Top Five Spot Cryptocurrency Exchanges (24 hr volume)	% of Total 24 Hr Volume
1	Binance	14.0%
2	Huobi Global	3.2%
3	Coinbase	1.2%
4	Kraken	0.4%
5	Bithumb	0.6%
	Total:	**19.4%**

Source: CoinMarketCap

If we consider the market share by Q2 trading volumes this year, it further reaffirms our assumption about the market being fragmented among many players as the top 11 exchanges add up to about 11% market share.


Q2 2020 - Market Share (in volume)
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.69%
2.47%
2.14%
1.52%
0.84%
0.52%
0.30%
0.27%
0.15%
0.10%
0.07%
Binance
OKEx
ZB
Huobi Global
HBTC
Coinbase Pro
Kraken
Bitstamp
Proloniex
KuCoin
Gate.io

Source: TokenInsight, FRC

In terms of value distribution between spot and derivative transactions, derivative trading value accounts for 53% of spot trading.


Q2 2020 - Transaction Value ($ Billions)
Derivative
2,908
Spot
5,441
0
1,000
2,000
3,000
4,000
5,000
6,000

Source: TokenInsight, FRC

Cryptocurrency exchanges have been shifting their focus to derivatives, and we expect more activity in that portion of the market going forward.

Trends in Trading Fees

We observe the industry trend year-over-year is downwards when it comes to trading fees, with the exception of Coinbase and Bitstamp, both of which have increased fees significantly.


Taker Trading Fees (Taker Level < US$ 10,000)
2020
2019
1.2
1
0.8
0.6
0.4
0.2
0
Coinbase Pro
Bitstamp
Gemini
itBit
Kraken
Bitfinex
Bittrex
Poloniex
Bitflyer
Binance

Source: Arcane Research, FRC

Industry research suggests, as trading volume increases over time, fees are reduced by the exchanges for both types of traders. We believe, The primary reasons behind the differences of fees across cryptocurrency exchanges can be attributed to three primary factors: counterparty risk, regulatory framework, and liquidity.

M&A in the Space

The following shows M&A activity in the global crypto landscape. **The number of M&A deals for crypto related companies sharply decreased by 40% in 2019 versus 2018 (Source: PwC).** It was indicated that the M&A deals in 2019 were mostly instances of larger companies absorbing smaller companies that provided ancillary services (shown on the next page).


M&A of crypto companies
Global deal count (number of)
-40%
189
114
2018
2019
M&A of crypto companies
Global deal value, USD in mn
-76%
1.690
451
2018
2019
27.0m
17.2m
Average deal size of disclosed deals:*
2018
2019

Source: PwC


M&A of crypto companies
Deal count (number of) by categories
189
10%
2%
16%
8%
6%
28%
26%
14%
12%
20%
2018
114
19%
2%
9%
10%
26%
15%
13%
16%
29%
17%
2019
Increased "Other" deals came from peripheral crypto businesses such as media, research or consulting firms
Solutions
Other
Compliance & Reg.
Payments
Wallet
Mining
Crypto Exchanges
Trading Infrastructure
Blockchain Infrastructure
Trading

Source: PwC

Highest Valued Crypto Deals from 2019

Announce Date	Target	Acquirer	Amount (USD in mn)	Sector	Target Country
04/02/19	Crypto Facilities	Kraken	100	Trading infrastructure	United Kingdom
18/01/19	Coins.ph	Go-Jek	72	Wallets	Philippines
15/08/19	Xapo	Coinbase	55	Wallets	United States
02/01/19	CoinGeek Mining & Hardware	Squire Mining	45	Other	Canada
12/08/19	Backbone Hosting Solutions Inc.	Bitfarms Ltd	28	Mining	Canada
26/03/19	NUI Social LLC	Appliqate Inc.	25	Other	United States
19/02/19	Neutrino	Coinbase, Inc.	14	Compliance & Regulatory	Italy
06/08/19	Quid	Animoca Brands	8	Others	United States
21/11/19	WazirX	Binance.com	8	Crypto Exchange	India
09/09/19	9 Blockbox ACTM Data Centers of BitFury Group**	Hut 8 Mining Corp.	7	Mining	United States

Source: PwC

We believe stricter regulatory requirements on cryptocurrency exchanges will fuel consolidation in the space. It is likely the case that major crypto exchanges will roll-up other players in the space to eliminate competition or expand into other regions.

Growing Interest in Cryptocurrencies

The outlook for the adoption of cryptocurrencies, we believe, is strong. As we have previously outlined, there is a clear interest from institutional investors in digital assets. Looking at the retail side, consumer adoption of cryptocurrency is currently low.


How Many Consumers Own Cryptocurrency?
Share of respondents who own Bitcoin or a similar digital currency in selected countries in 2018
Yes
No
Turkey 18% 82%
Romania 12% 88%
Poland 11% 89%
Spain 10% 90%
Czechia 9% 91%
USA 8% 92%
Austria 8% 92%
Germany 8% 92%
Italy 8% 92%
Australia 7% 93%
Netherlands 7% 93%
United Kingdom 6% 94%
France 6% 94%
Belgium 5% 95%
Luxembourg 4% 96%
The question was phrased by the source as follows: "I own some cryptocurrency". Possible answers were "yes" or "no". Sample size = 14,828. About 1,000 respondents were surveyed in each country, apart from Luxembourg, with 500.
Source: ING International Survey Mobile Banking - Cryptocurrency June 2018
@StatistaCharts
statista

Below are a few key developments in the cryptocurrency industry since the inception of Bitcoin in 2008. As shown, an increasing number of high-profile brands are moving into the sector.


bitcoin
Bitcoin Launch (Jan 2009)
Bitstamp
Bitstamp Launches (Aug 2011)
coinbase
Coinbase Launches (Jun 2012)
GRAYSCALE
Publicly-Traded Bitcoin Trust (GBTC) Launches (Sep 2013)
eToro
eToro Offers Bitcoin (Jan 2014)
GEMINI
Gemini Exchange Launches (Oct 2015)
Cash App
Cash App Offers Bitcoin (Nov 2017)
BINANCE
Binance Launches (Nov 2017)
Revolut
Revolut Offers Crypto (Jan 2018)
Robinhood
Robinhood Offers Crypto (Feb 2018)
Fidelity
DIGITAL ASSETS
Fidelity Launches Fidelity Digital Assets (Oct 2018)
Bakkt
ICE Launches Bakkt (Sep 2019)
China Central Bank Digital Currency Starts Testing (Dec 2019)
1st Bitcoin Exchanges: Bitcoin Market & Mt. Gox (Feb & Jul 2010)
MT.GOX
BitPay (Bitcoin Payments) Launches (May 2011)
bitpay
BitGo Launches (2013)
BitGo
Kraken Launches (Sep 2013)
kraken
Bittrex Launches (2014)
BITTREX
Ethereum Launches (Jul 2015)
ethereum
Launch of Bitcoin Exchange Traded Product (ETP) (2015)
CoinShares
TD Ameritrade Offers Bitcoin Futures Trading (Dec 2017)
Ameritrade
Cboe Offers Bitcoin Futures (Dec 2017)
Cboe
CME Group Offers Bitcoin Futures (Dec 2017)
CME Group
Mogo Offers Bitcoin (Mar 2018)
MOGO
SoFi Offers Crypto (Sep 2019)
SoFi
Facebook Announces Libra (Jun 2019)
libra
Tradestation Offers Crypto (Nov 2019)
TradeStation
Hype Offers Crypto (Mar 2020)
HYPE
Source: Zabo

Some sources speculate that the adoption rates of cryptocurrencies are to follow a similar trend to that of the Internet. Although we feel these are aggressive forecasts, we do believe that the appetite for cryptocurrencies will continue to grow. **It is estimated that by 2030, there could be 200 million blockchain wallet users**

(Source: Deutsche Bank). A blockchain wallet is a form of digital wallet that allows its user to store digital currencies.


Adoption rates of cryptocurrencies and Internet
Number of Internet users (lhs)
Number of Blockchain wallet users (rhs)
DB forecast of number of Blockchain wallet users (rhs)
Number of Internet users (in millions)
Number of Blockchain wallet users (in millions)
2020
2030
Number of years since the Internet and bitcoins have been public
Source: Deutsche Bank forecasts, InternetWorldStats.com and Blockchain.com. We measure "adoption rate" by the number of users adopting internet and bitcoins since they went public.

We believe a compelling reason for cryptocurrencies to gain traction going forward is that **BTC outperformed both the S&P 500 and gold prices** during the pandemic, as indicated by the chart below.


S&P500 vs Bitcoin (BTC) vs Gold 1H20
S&P 500 Level % Change
Bitcoin Price % Change
Gold Price in US Dollars % Change
28.50%
16.73%
0.00%
-4.04%
-25.00%
-50.00%
Jan '20
Feb '20
Mar '20
Apr '20
May '20
Jun '20

Source: Zabo

Growing Interest in Derivative Crypto Exchanges

Our discussion thus far has focused on spot crypto exchanges. However, derivatives crypto exchanges are also expected to see immense growth. According

to a report by Crypto Compare, **derivative volume increased 32% in May 2020 to reach $602 billion, while spot volumes increased 5% to $1.27 trillion.**


Monthly Spot vs Derivatives Volumes
Monthly Trading Volume (Trillions USD)
2.5
2.0
1.5
1.0
0.5
0.0
Nov-2018
Dec-2018
Jan-2019
Feb-2019
Mar-2019
Apr-2019
May-2019
Jun-2019
Jul-2019
Aug-2019
Sep-2019
Oct-2019
Nov-2019
Dec-2019
Jan-2020
Feb-2020
Mar-2020
Apr-2020
May-2020
Derivatives
Spot

Source: Crypto Compare

The number of derivative crypto exchanges is currently limited due to regulations. Resultingly, entering the derivatives crypto exchange landscape in a regulated manner would be a major catalyst for crypto exchanges that do not have operations in that space (such as EQUOS.io).

Regulatory Update in First Half of 2020

Here we look at some key developments in the regulatory front for cryptocurrency exchanges this year:

January

- Guidelines for cryptocurrency exchanges was issued by Canadian Securities Administration (CSA)
- The 5th European Union Anti-Money Laundering Directive (5AMLD) was brought into effect, which is applicable to cryptocurrency exchanges as well.
- Financial Services Agency of Japan imposed new rule for cryptocurrency derivatives transactions that requires one to apply for registration in advance

February

- Swiss authorities imposed new rule that requires cryptocurrency exchanges to identify customers having transactions valued over US$1,000
- The International Securities Regulatory Commission issued a report stating its intention to bring a stricter framework for supervising of cryptocurrency exchanges
- Quoine Exchange Appeal was rejected by The Singapore Court of Appeal citing the cause of an illegal reversal of the transaction

March

- The parameters for physical delivery of cryptocurrencies was set by Commodity Futures Trading Commission (CFTC), the highest regulator of US financial derivatives
- To apply the AML and CFT rules to cryptocurrency exchanges, South Korea announced the Amendment Law of the "Report and Use of Specific Financial Transaction Information Act"
- Monetary Authority of Singapore granted exemption licenses through Payment Services Act

April
▪ Japan imposes a bill revision that requires opening two additional Know-Your-Customer (KYC) documents for opening an account on a cryptocurrency exchange
▪ The approval of the cryptocurrency exchange was pushed back by The US Securities Regulatory Commission under the Overstock subsidiary

May
▪ Changes in Dutch regulatory policy, caused the cryptocurrency exchange BitKassa to close
▪ A "Virtual Assets (Service Provider) Act 2020" was implemented by the Cayman Islands government

June
▪ Canadian authorities recognize cryptocurrency exchange as a money service business (MSB) and requires such business to be registered with Financial Transactions and Reports Analysis Centre of Canada (FINTRAC)
▪ Federal Reserve Board Chairman Jerome H. Powell issued statement regarding suitability of AMERIBOR as a replacement to LIBOR. AMERIBOR uses a permissioned version of Ethereum blockchain to capture the interbank lending rates.

From the above, we observe that more regulations are coming into effect as different authorities are trying to put together a framework for monitoring the movement of digital assets in their respective jurisdictions. We see it as a positive trend towards reducing some of the risks associated with the cryptocurrency dealings on the consumer end, namely, counterparty risk.

Diginex Management Overview

The management team of Diginex features a number of highly experienced individuals.

Name	Position
Chi-Won Yoon	Chairman
Richard Byworth	Chief Executive Officer
Paul Ewing	Chief Financial Officer
Jim Pollock	Chief Operating Officer
Neil Sheppard	Chief Operating Officer
Shane Edwards	Head of the Investment Products

Source: Company Filings

Chi-Woon Yoon – Chairman

During his twenty-two-year tenure at UBS, Mr. Yoon served as President and CEO of UBS AG, Asia Pacific, and was a member of the UBS Group Executive Board from 2009 to 2015. He oversaw the entire bank in 13 countries around the region and was responsible for UBS's three main divisions: Investment Banking, Wealth Management and Global Asset Management. Mr. Yoon also held various positions including Hong Kong Country Head, Head of Equities, and Head of Securities Asia Pacific, and established UBS's equity derivatives business in Asia. Mr. Yoon, who

also held positions at both at Lehman Brothers in New York and Hong Kong and, before that, at Merrill Lynch in New York, has a bachelor's degree in electrical engineering from M.I.T. and a master's degree in finance from M.I.T.'s Sloan School of Management.

Richard Byworth – Chief Executive Officer

Previously he was Managing Director at Nomura where he ran Multistrategy Sales for Asia Pacific product globally. Over a 14-year period, he led Nomura's Asia distribution initiative, building and maintaining the number one franchises in convertible bonds and flow derivatives. Prior to this he worked at Nomura in London as a proprietary trader running dispersion portfolios in equity derivatives and convertible bond risk arbitrage. He also worked at BNP Paribas and has advised a number of Fintech start-ups. He is also board adviser to Privatemarket.io, a secondary private equity marketplace, and a board member of Bletchley Park Asset Management. He holds a BA in French with Management from Royal Holloway, University of London.

Paul Ewing – Chief Financial Officer

Paul has spent more than a decade working in Asia and was the former regional Chief Financial Officer at ICAP, as well as Chief Operating Officer for ICAP's electronic broking division. Prior to Diginex, Paul has also served as the Chief Financial Officer for a proprietary trading business with a focus on financial markets and digital assets. Paul is a member of the Institute of Chartered Accountants for England and Wales.

Jim Pollock – Chief Operating Officer

Jim is a senior financial services executive with over three decades of experience in multi-jurisdictional business development, transformation, regulation, risk and finance, Mr. Pollock previously held the title of COO in several of Westpac's business lines in Australia and Singapore. Prior to this, he spent 15 years at Merrill Lynch, where his roles included CFO for North Asia & Regional Financial Controller. He holds a Bachelor of Commerce (Accounting & Finance) from University of Western Australia.

Neil Sheppard – Chief Operating Officer, Financial Services

Neil previously spent 13 years at Nomura in various roles across equity products in London, Tokyo and Hong Kong. Most recently, Neil was Managing Director, Head of Equity Trading for Asia, managing complete equity and equity linked product trading. Also, during his time at Nomura, he was also Global Head of Equity-linked Content and Trading, where he created and built an award-winning desk analyst team for both internal and external client use including managing their own trading books. Prior to this, Neil worked at Cazenove Group, in the Convertible Bonds Research, Sales and Trading functions. Neil holds a MEng (Hons) in Aeronautical Engineering from University of Bristol. He is a CFA charter holder, holds Advanced Diploma in Financial Planning and a Securities Institute Diploma in Equity Derivatives.

Shane Edwards, Head of Investment Products, Diginex

Shane Edwards is presently Head of Investment Products at Diginex, where he aims to make digital asset products, such as crypto currencies, accessible to a broader market and to actively drive the transformation of the traditional financial industry into the digital era. Prior to Diginex, Shane was Managing Director at UBS where he held various senior roles including Global Head of Solutions, Global Head of Equity Derivatives and Global Head of Structuring and his businesses were awarded many of the industry's top accolades including Best Equity Derivatives House and Best Structured Products House. Before UBS he held similar roles at RBS / ABN Amro and also worked in derivatives at Deutsche Bank and at Macquarie Bank as well as a private hedge fund where he programmed and managed algorithmic trading models across liquid asset classes. Shane's thoughts on financial markets have been regularly cited by journalists and his work has been the basis of patents lodged as well as published in an encyclopaedia and an academic journal and he has garnered various academic prizes for his exploration of 'minimal entropy density transmogrification', whilst applying aspects of chaos theory to solve financial market problems. Shane was the youngest ever head of a major derivatives department, overseeing several hundred staff when he was 34 years old and was inducted into the Dow Jones Financial News '40 under 40 Hall of Fame', having 6 years earlier been one of the youngest ever enlisted in the Dow Jones Top 100 Rising Stars in Finance.

Financials

Diginex has not published audited financial statements for 2020. However, unaudited statements for the nine months ended March 2020 indicated $0.49 million in revenue (primarily from consulting), with an operating loss of $30 million.

Diginex	2018 (12M ended March 2018)	2019 (12M ended March 2019)	9M ended March 2020
Revenue	$0	$1,344,404	$493,053
Operating Profit	-$1,232,607	-$18,268,745	-$29,596,629

Source: Company Filings

As for the balance sheet, unaudited pro forma statements showed a cash position of $57 million, and working capital of $34 million, with no long-term debt, at the end of April 2020.

April 30, 2020	Diginex	JFK	Consolidated
Cash	$553,532	$3,965	$57,289,282
Restricted cash (trust)	-	$58,670,439	-
Short-term debt	$11,386,563	-	$11,386,563
Current assets			$61,449,793
Non-current assets			$19,469,849
Total assets			**$80,919,642**
Current liabilities			$26,955,953
Non-current liabilities			$945,374
Total equity			$53,018,315
SE + Liabilities			**$80,919,642**

Source: Company Filings

Valuation

We are valuing Diginex based on an assumption that its exchange will attain a 1.25% market share of global spot trading volume by 2025. We have used a weighted average cost of capital of 15%, which gave a fair value estimate of $16.13 per share. Our key assumptions are included in the table below.

	2021E	2022E	2023E	2024E	2025E
Global Spot Trading Volume (p.a.) - growing at 20% p.a. until 2025, and then 3% p.a.	$28,128,000,000,000	$33,753,600,000,000	$40,504,320,000,000	$48,605,184,000,000	$58,326,220,800,000
Fees generated by all exchanges (p.a.)	$14,064,000,000	$16,876,800,000	$20,252,160,000	$24,302,592,000	$29,163,110,400
Diginex's Market Share	0.05%	0.35%	0.65%	0.95%	1.25%
Diginex Revenue from spot trading fee (0.05% of trade)	$7,032,000	$59,068,800	$131,639,040	$230,874,624	$364,538,880
Other Fees(20% of trading fee revenue)	$1,406,400	$11,813,760	$26,327,808	$46,174,925	$72,907,776
Total Revenue	**$8,438,400**	**$70,882,560**	**$157,966,848**	**$277,049,549**	**$437,446,656**
Operating Profit (50% margin)	$4,219,200	$35,441,280	$78,983,424	$138,524,774	$218,723,328
Net Income	**$3,164,400**	**$26,580,960**	**$59,237,568**	**$103,893,581**	**$164,042,496**

PV of CF		2021E	2022E	2023E	2024E	2025E	Terminal
Discount Rate	15%	$2,657,168	$19,408,862	$37,612,244	$57,361,616	$78,757,642	$324,552,546
Terminal Growth	3%						
NPV	**$520,350,301**						
Cash - Debt	$45,902,719						
Fair Value	**$566,253,020**						
Shares Outstanding	35,100,000						
Fair Value per Share	**$16.13**						

Source: FRC

The following table shows the sensitivity of our fair value to discount rate and market share assumptions.

Sensitivity Analysis						
		Discount Rate				
		30%	25%	15%	12%	10%
	0.50%	$3.19	$3.82	$7.36	$10.44	$14.25
	0.75%	$4.06	$5.00	$10.28	$14.90	$20.61
Market Share	1.25%	$5.80	$7.35	$16.13	$23.82	$33.32
	3.00%	$11.87	$15.57	$36.61	$55.04	$77.84
	5.00%	$18.81	$24.98	$60.01	$90.72	$128.72

Source: FRC

Based on our review of the proposed transaction and Diginex's business model, we are initiating coverage on JFK with a BUY rating and a fair value estimate of $16.13 per share. JFK is having a special shareholder meeting on September 15, 2020, to approve the transaction. Although we expect the transaction to go through, there is a risk of it being rejected.

Risks

We believe the company is exposed to the following risks (list is non-exhaustive):

- There is no guarantee that the acquisition of Diginex will close by the stated timeline.
- Digital assets may not become widely adopted.
- Diginex operates in a market subject to governmental intervention.
- Diginex's exchange business operates in a highly competitive landscape against well-established players. There is no guarantee that this business will be able to differentiate itself from others or capture meaningful market share.
- Risk of technology failure.
- Cybersecurity risk.
- EQUOS.io has been granted an exemption from holding a license under the Payment Services Act in Singapore, allowing it to continue operations until a decision is made on their recent license application. There is no guarantee that EQUOS.io will be granted a license to continue operations.

We are assigning a risk rating of 4 (Speculative).

Fundamental Research Corp. Equity Rating Scale:
Buy – Annual expected rate of return exceeds 12% or the expected return is commensurate with risk
Hold – Annual expected rate of return is between 5% and 12%
Sell – Annual expected rate of return is below 5% or the expected return is not commensurate with risk
Suspended or Rating N/A— Coverage and ratings suspended until more information can be obtained from the company regarding recent events.

Fundamental Research Corp. Risk Rating Scale:
1 (Low Risk) - The company operates in an industry where it has a strong position (for example a monopoly, high market share etc.) or operates in a regulated industry. The future outlook is stable or positive for the industry. The company generates positive free cash flow and has a history of profitability. The capital structure is conservative with little or no debt.

2 (Below Average Risk) - The company operates in an industry where the fundamentals and outlook are positive. The industry and company are relatively less sensitive to systematic risk than companies with a Risk Rating of 3. The company has a history of profitability and has demonstrated its ability to generate positive free cash flows (though current free cash flow may be negative due to capital investment). The company's capital structure is conservative with little to modest use of debt.

3 (Average Risk) - The company operates in an industry that has average sensitivity to systematic risk. The industry may be cyclical. Profits and cash flow are sensitive to economic factors although the company has demonstrated its ability to generate positive earnings and cash flow. Debt use is in line with industry averages, and coverage ratios are sufficient.

4 (Speculative) - The company has little or no history of generating earnings or cash flow. Debt use is higher. These companies may be in start-up mode or in a turnaround situation. These companies should be considered speculative.

5 (Highly Speculative) - The company has no history of generating earnings or cash flow. They may operate in a new industry with new, and unproven products. Products may be at the development stage, testing, or seeking regulatory approval. These companies may run into liquidity issues and may rely on external funding. These stocks are considered highly speculative.

Disclaimers and Disclosure
The opinions expressed in this report are the true opinions of the analyst about this company and industry. Any "forward looking statements" are our best estimates and opinions based upon information that is publicly available and that we believe to be correct, but we have not independently verified with respect to truth or correctness. There is no guarantee that our forecasts will materialize. Actual results will likely vary. The analyst and Fundamental Research Corp. "FRC" does not own any shares of the subject company, does not make a market or offer shares for sale of the subject company, and does not have any investment banking business with the subject company. Fees were paid by JFK to FRC. The purpose of the fee is to subsidize the high costs of research and monitoring. FRC takes steps to ensure independence including setting fees in advance and utilizing analysts who must abide by CFA Institute Code of Ethics and Standards of Professional Conduct. Additionally, analysts may not trade in any security under coverage. Our full editorial control of all research, timing of release of the reports, and release of liability for negative reports are protected contractually. To further ensure independence, JFK has agreed to a minimum coverage term including an initial report and three updates. Coverage cannot be unilaterally terminated. Distribution procedure: our reports are distributed first to our web-based subscribers on the date shown on this report then made available to delayed access users through various other channels for a limited time.

The distribution of FRC's ratings are as follows: BUY (68%), HOLD (8%), SELL / SUSPEND (24%).
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This report contains "forward looking" statements. Forward-looking statements regarding the Company and/or stock's performance inherently involve risks and uncertainties that could cause actual results to differ from such forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products/services in the marketplace; acceptance in the marketplace of the Company's new product lines/services; competitive factors; new product/service introductions by others; technological changes; dependence on suppliers; systematic market risks and other risks discussed in the Company's periodic report filings, including interim reports, annual reports, and annual information forms filed with the various securities regulators. By making these forward-looking statements, Fundamental Research Corp. and the analyst/author of this report undertakes no obligation to update these statements for revisions or changes after the date of this report. A report initiating coverage will most often be updated quarterly while a report issuing a rating may have no further or less frequent updates because the subject company is likely to be in earlier stages where nothing material may occur quarter to quarter.
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